UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Shawn Tomasello to the Board

On July 10, 2018, UroGen Pharma Ltd. (the “Company” or the “Registrant”) announced that on July 9, 2018, the Board of Directors (the “Board”) of the Company determined to fill a vacancy on the Board, and to appoint, effective as of July 9, 2018, Ms. Shawn Tomasello to serve as a director of the Company. A copy of the Company’s press release with this announcement is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Ms. Tomasello most recently served as Chief Commercial Officer of Kite Pharma, Inc. (subsequently Kite, a Gilead Company). Prior to joining Kite, Ms. Tomasello served as Chief Commercial Officer at Pharmacyclics, Inc. Previously, she held senior leadership positions at Celgene Corporation, including President of the Americas, Hematology and Oncology. During her tenure at Celgene, Ms. Tomasello was responsible for all aspects of commercial sales and marketing for five brands encompassing 11 indications. Prior to this, she was National Director of Hematology for Rituxan at Genentech. Earlier in her career, Ms. Tomasello held positions at Pfizer Laboratories, Miles Pharmaceuticals and Proctor & Gamble. She currently serves on the Boards of Centrexion Therapeutics, Oxford BioTherapeutics and Diplomat Specialty. Ms. Tomasello holds a B.S. degree in marketing from the University of Cincinnati and an M.B.A. from Murray State University, KY.

In connection with Ms. Tomasello’s appointment to the Board, Ms. Tomasello entered into the Company’s standard form of Officer Indemnity and Exculpation Agreement, a copy of which is filed as Exhibit 99.2 to this Form 6-K. The Board determined that Ms. Tomasello meets the applicable independence requirements of the Securities Exchange Act of 1934, as amended, and The Nasdaq Stock Market LLC. The appointment of Ms. Tomasello by the Board was in accordance with Article 15.5 of the Company’s Articles of Association, and Ms. Tomasello was appointed to serve as a director of the Company until the next annual shareholders’ meeting.

On July 11, 2018, the Company issued a press release, a copy of which is filed as Exhibit 99.3 to this Form 6-K.

Exhibits

99.1	Press Release, dated July 10, 2018: UroGen Appoints Former Kite Pharma Chief Commercial Officer Shawn Tomasello to its Board of Directors

99.2	Form of Officer Indemnity and Exculpation Agreement

99.3	Press Release, dated July 11, 2018: UroGen Pharma Submits Investigational New Drug (IND) Application for UGN-102 (VesiGelTM) for the Treatment of Low-Grade Non-Muscle Invasive Bladder Cancer (LG NMIBC)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD.

July 12, 2018	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer